SECOND AMENDMENT AGREEMENT

THIS SECOND AMENDMENT AGREEMENT, dated 1 July 2005 (this "Second Amendment"), is entered into by and among BCK VENTURES LIMITED (the "Borrower"), BEMA GOLD CORPORATION ("Bema"), WHITE ICE VENTURES LIMITED ("White Ice"), KUPOL VENTURES LIMITED ("Kupol Cyprus" and, collectively with White Ice and Bema, the "Guarantors"), and BAYERISCHE HYPO- UND VEREINSBANK AG (the "Lender").

WITNESSETH:

WHEREAS, the Borrower, the Guarantors and the Lender have heretofore entered into a Term Loan Facility Agreement, dated 21 July, 2004 (as amended by the First Amendment thereto, dated 13 April 2005, the "Existing Facility Agreement"), pursuant to which, subject to the terms and conditions set forth therein, the Lender has agreed to provide Loans to the Borrower in an aggregate principal amount outstanding not to exceed U.S.$100,000,000; and

WHEREAS, the Borrower, the Guarantors and the Lender desire to amend the Credit Agreement to provide for an increase in the Commitment Amount from U.S.$100,000,000 to U.S.$150,000,000.

NOW THEREFORE, in consideration of the premises and the mutual agreements herein contained, the parties hereto hereby agree as follows:

1.	DEFINITIONS

Unless otherwise defined herein or the context otherwise requires, terms used in this Second Amendment, including its preamble and recitals, have the meanings provided in the Existing Facility Agreement.

2.	AMENDMENT TO EXISTING FACILITY AGREEMENT

As of the Effective Date:

(a)
the definition of the term "Commitment Amount" contained in Clause 1.1 of the Existing Facility Agreement is amended to replace the amount "U.S.$100,000,000" referred to therein with the amount "U.S.$150,000,000".

(b) the definition of the term "Final Maturity Date" contained in Clause 1.1 of the Existing Facility Agreement is amended and restated in its entirety to read as set forth below:

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*	Portions have been omitted as confidential information and marked with an *.

	(c)	clause (e) of the definition of the term "Interest Period" contained in Clause 1.1 of the Existing Facility Agreement is amended and restated in its entirety to read as set forth below:

(e) the final Interest Period with respect to any Loan shall end not later than the Final Maturity Date with respect to such Loan; and

	(d)	the first sentence of Clause 3.1 of the Existing Facility Agreement is amended and restated in its entirety to read as set forth below:

The Borrower shall make payment in full of the unpaid principal amount of each Loan on the Final Maturity Date relating to such Loan.

	(e)	Clause 3.4 of the Existing Facility Agreement is amended to replace the phase "clause (a)" appearing in the eleventh line thereof with the phrase "clause (a)(i)".

	(f)	a new Clause 5.3 is added to the Existing Facility Agreement immediately following Clause 5.2 thereof and reading as set forth below:

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	(g)	the fifth line of clause (y) of the proviso to Clause 9.16 of the Existing Facility Agreement is amended to insert the word "latest" between the words "the" and "then" appearing therein.

3.	*

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4.	WARRANTIES

To induce the Lender to enter into this Second Amendment, each Obligor hereby:

(a)
reaffirms, as of the Effective Date, its representations and warranties contained in Clause 6 of the Existing Facility Agreement and in each other Loan Document (except that for purposes of this representation and warranty, all references in the Existing Facility Agreement and Loan Documents to the Existing Facility Agreement shall be deemed to mean the Existing Facility Agreement as amended by this Second Amendment); and

(b) further represents and warrants to the Lender that no Default and no Event of Default has occurred and is continuing.

5.	EFFECTIVE DATE

This Second Amendment shall become effective on the date (the "Effective Date") that:

(a) the Lender shall have received all of the following documents, each in form and substance satisfactory to the Lender:

(i) counterparts hereof executed on behalf of the Borrower, each Guarantor and the Lender;

(ii) from each Obligor, a certificate of its Secretary or similar officer as to:

(x)
resolutions of its Board of Directors or similar body then in full force and effect authorising the execution, delivery and performance of this Second Amendment and each other document to be executed by it in connection with the transactions contemplated hereby; and

(y) the incumbency and signatures of those of its officers authorised to act with respect to this Second Amendment and each other document executed or to be executed by it;

(iii)
evidence that all filings, stampings, registrations, recordings, notifications and other actions (or documents to effect such actions) in all relevant jurisdictions necessary or, in the opinion of legal advisers to the Lender, advisable or desirable, in order to maintain in favour of the Lender following the implementation of this Second Amendment a valid and perfected (or the equivalent in any relevant jurisdiction) first- priority lien over all of the collateral purported to be covered by each Security Agreement have been made or, as the case may be, taken and are in full force and effect; and

(iv) opinions from:

(u)	Stikeman Elliott LLP, legal advisers in Canada to the Obligors, substantially in the form of Exhibit A attached hereto;

(v)	Andreas Neocleous & Co., legal advisers in Cyprus to the Lender, substantially in the form of Exhibit B attached hereto; and

(w)	Blake, Cassells & Graydon LLP, legal advisers in Canada to the Lender, substantially in the form of Exhibit C attached hereto.

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(c)
in addition to the amendment fee referred to in clause (b), the Lender shall have received for its own account, all fees (whether payable in cash, securities or otherwise) due and payable on or prior to, or in connection with the occurrence of, the Effective Date and all fees and expenses payable pursuant to Clause 12.3 of the Facility Agreement, to the extent then invoiced.

The Effective Date may not occur at any time when any event has occurred and is continuing which constitutes a Default. In the event that the Effective Date shall not have occurred on or prior to 31 July, 2005, the agreements of the parties herein contained shall automatically be of no further effect.

6.	RATIFICATION

Except as specifically amended hereby, the Existing Facility Agreement and the Loan Documents shall remain in full force and effect and are hereby ratified, approved and confirmed in all respects. All references to the Existing Facility Agreement in any document, instrument, agreement or writing shall hereafter be deemed to refer to the Existing Facility Agreement as amended by this Second Amendment.

7.	GOVERNING LAW

This Second Amendment shall be a contract made under and governed by the laws of England.

8.	COUNTERPARTS

This Second Amendment may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument, and any party hereto may execute this Second Amendment by signing one or more counterparts.

9.	SUCCESSORS AND ASSIGNS

Subject to Clauses 12.10 and 12.11 of the Existing Facility Agreement and any other provisions restricting assignments contained in any other Loan Documents, this Second Amendment shall be binding upon each Obligor and the Lender and their respective successors and assigns, and shall inure to the benefit of each Obligor and the Lender and their respective successors and assigns.

10.	LOAN DOCUMENT

For the avoidance of doubt, this Second Amendment is a Loan Document.

Executed and delivered on the date first above written.

THE BORROWER

BCK VENTURES LIMITED

By: /s/ Mark A. Corra

Name Printed: Mark A. Corra

Title: Director

THE GUARANTORS

BEMA GOLD CORPORATION

By: /s/ Mark A. Corra

Name Printed: Mark A. Corra

Title: Vice President, Finance

WHITE ICE VENTURES LIMITED

By: /s/ Roger Richer

Name Printed: Roger Richer

Title: Director

KUPOL VENTURES LIMITED

By: /s/ Mark A. Corra

Name Printed: Mark A. Corra

Title: Director

THE LENDER

BAYERISCHE HYPO- UND
VEREINSBANK AG

By: /s/ Philipp Reimnitz

Name Printed: Philipp Reimnitz

Title: MD

By: /s/ Frank Biburger

Name Printed: Frank Biburger

Title: Director

EXHIBITS A-C
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SECOND AMENDMENT